

August 20, 2012

Via E-Mail
Mr. Alan B. Graf Jr.
Chief Financial Officer
Fedex Corporation
942 South Shady Grove Road
Memphis, TN 38120

> **Re:** **Fedex Corporation**
> **Form 10-K for the year ended May 31, 2012**
> **Filed July 16, 2012**
> **File No. 001-15829**

Dear Mr. Graf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Long-Lived Assets, page 67, and
Note 1: Description of Business and Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page 87

1. We note that in May 2012, you made the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines, as well as six Boeing MD10-10 aircraft and 17 related engines. As a consequence of this decision, a noncash impairment charge of $134 million was recorded in the fourth quarter. We also note that the decision to retire these aircraft, the majority of which were temporarily idled and not in revenue service, was to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. With regard to the aircraft that were impaired, please tell us and revise your disclosure in future filings to describe how long these aircraft have been idled from revenue service and the facts and circumstances surrounding the timing

of the recognition of this impairment charge. As part of your response and your revised disclosure, please also explain why no impairment charges with respect to these aircraft were required prior to the fourth quarter of 2012 when the decision was made to retire the aircraft from service.

2. In a related matter, we note your disclosure in Note 1 on page 86 indicating that in connection with the decision to accelerate the retirement of 54 aircraft and related engines to better align with the delivery schedule for replacement aircraft, you expect an additional $69 million in accelerated depreciation expense in 2013, with a partial offset from the avoidance of depreciation related to the aircraft that have been impaired. With regard to the aircraft on which you intend to accelerate recognition of depreciation, please tell us and explain in your critical accounting policies in future filings whether these aircraft are currently being used in revenue generating activities. If not, please explain why the Company has chosen to accelerate depreciation expense with respect to these aircraft rather than recognizing an asset impairment charge with respect to the carrying values of such assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief